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                                                                       EXHIBIT 4









                                    GTX, INC.




                      DIRECTORS' DEFERRED COMPENSATION PLAN

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                                   GTX, INC.

                      DIRECTORS' DEFERRED COMPENSATION PLAN

                                Table of Contents

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ARTICLE I

Definitions...................................................................2

ARTICLE II

Election to Defer ............................................................3

ARTICLE III

Deferred Compensation Accounts................................................3

ARTICLE IV

Payment of Deferred Compensation..............................................4

ARTICLE V

Administration................................................................5

ARTICLE VI

Amendment of Plan.............................................................5
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                                    ARTICLE I
                                   DEFINITIONS

         1.1 "Board" shall mean the Board of Directors of GTx, Inc.

         1.2 "Cash Account" shall mean the account created by the Company pursuant to Article III of this Plan in accordance with an election by a Director to receive deferred cash compensation under Article II hereof.

         1.3 "Code" means the Internal Revenue Code of 1986, as amended.

         1.4 "Common Stock" shall mean the Common Stock of the Company.

         1.5 "Company" means GTx, Inc.

         1.6 "Director" shall mean a member of the Board of Directors of the Company that is not an employee of the Company or any of its subsidiaries.

         1.7 "Fees" shall mean amounts earned for serving as a member of the Board, including any committees of the Board.

         1.8 "He", "Him" or "His" shall apply equally to male and female members of the Board.

         1.9 "Plan" shall mean this Deferred Compensation Plan for Directors as it may be amended from time to time.

         1.10 "Regulations" means those certain Treasury Regulations promulgated pursuant to the Code.

         1.11 "Stock Account" shall mean the account created by the Company pursuant to Article III of this Plan in accordance with an election by a Director to receive stock compensation under Article II hereof.

         1.12 "Stock Value" shall mean, for any given day, the closing price of the Company's Common Stock as reported on the Nasdaq Stock Market ("Nasdaq") on such day. If the closing price is not available from Nasdaq for the Common stock on a date in question, then the next preceding practicable date for which such closing price is available shall be used.

         1.13 "Year" shall mean calendar year.


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                                   ARTICLE II
                                ELECTION TO DEFER

         2.1 A Director may elect, on or before December 31 of any Year, to defer payment of all or a specified part of all Fees earned during the Year following such election and succeeding Years (until the Director ceases to be a Director or changes his election pursuant to Paragraph 2.3); provided, however, that with respect to Year 2004, a Director may elect, on or before July 1, 2004, to defer all or a specified part of all Fees earned on or after July 1, 2004. Any person who shall become a Director during any Year, and who was not a Director of the Company on the preceding December 31, may elect, before the Director's term begins, to defer payment of all or a specified part of such Fees earned during the remainder of such Year and for succeeding Years.

         2.2 The election to participate in the plan and manner of payment shall be designated by submitting a letter in the form attached hereto as Appendix A to the Secretary of the Company.

         2.3 The election shall continue from Year to Year unless the Director terminates it by written request delivered to the Secretary of the Company prior to the commencement of the Year for which the termination is first effective.

                                  ARTICLE III
                         DEFERRED COMPENSATION ACCOUNTS

         3.1 The Company shall maintain separate memorandum accounts for the Fees deferred by each Director.

         3.2 The Company shall credit, on the date Fees become payable, to the Cash Account of each Director the deferred portion of any Fees due the Director as to which an election to receive cash has been made. Fees deferred in the form of cash (and interest thereon) shall be held in the general funds of the Company.

         3.3 On the first day of each quarter, the Company shall credit the Cash Account of each Director with interest calculated on the basis of the Balance in such account on the first day of each month of the preceding quarter at the prime rate of interest then in effect at First Horizon National Bank, Memphis, Tennessee, or if no such rate shall be available, then such rate of interest as is then published in the Wall Street Journal as the prevailing prime rate of interest.

         3.4 The Company shall credit, on the date Fees become payable, the Stock Account of each Director with the number of shares of Common Stock which is equal to the deferred portion of any Fees due the Director as to which an election to receive the Company Common Stock has been made, divided by the Stock Value on the date such Fees would otherwise have been paid. For purposes of this
Section 3.4, the Stock Value shall be determined on the date Fees would otherwise have been paid.


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         3.5 The Company shall credit the Stock Account of each Director who has elected to receive deferred compensation in the form of Common Stock with the number of shares of Common Stock equal to any cash dividends (or the fair market value of dividends paid in property other than dividends payable in Common
Stock) payable on the number of shares of Common Stock represented in each Director's Stock Account in the form of the right to receive Common Stock. If adjustments are made to the outstanding shares of Common Stock as a result of stock-splits, recapitalizations, mergers, consolidations and the like, an appropriate adjustment also will be made in the number of shares of Common Stock credited to the Director's Stock Account.

         3.6 Common Stock shall be computed to three decimal places.

         3.7 The right to receive Common Stock at a later date shall not entitle any person to rights of a stockholder with respect to such Common Stock unless and until shares of Common Stock have been issued to such person pursuant to
Article IV hereof.

         3.8 The Company shall not be required to acquire, reserve, segregate, or otherwise set aside shares of its Common Stock for the payment of its obligations under the Plan, but shall make available as and when required a sufficient number of shares of its Common Stock to meet the needs of the Plan, provided that the Company shall not be required to issue any fractional shares of Common Stock, and any fractional share amounts shall be paid in cash to the Director, at the time the shares of Common Stock are issued to such Director, based on the Stock Value of such Common Stock as of the close of trading on the business day immediately preceding such payment date.

         3.9 Nothing contained herein shall be deemed to create a trust of any kind or any fiduciary relationship. To the extent that any person acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company.

                                   ARTICLE IV
                        PAYMENT OF DEFERRED COMPENSATION

         4.1 Subject to the second succeeding sentence, amounts contained in a Director's Cash Account and/or Stock Account shall be distributed as the Director's election (made pursuant to Paragraph 2.2 of Article II hereof) shall provide. Distributions from the Director's Cash Account or Stock Account shall begin (i) within thirty (30) days after commencement of the Year following the Director's retirement or separation from the Board or (ii) six months after such event, whichever is later. Amounts credited to a Director's Cash Account shall be paid in cash. Amounts credited to a Director's Stock Account shall be paid in shares of Common Stock, subject to Paragraph 3.8 hereof. Notwithstanding the foregoing, no distributions shall be made under the Plan for a period of one year following any Change of Control of the Company (as determined in accordance with the Code and the Regulations).

         4.2 Each Director shall have the right to designate a beneficiary who is to succeed to his right to receive payments hereunder in the event of death. Any designated beneficiary shall


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receive payments in the same manner as the Director if he had lived. In case of a failure of designation or the death of a designated beneficiary without a designated successor, the balance of the amounts contained in the Director's Cash Account and/or Stock Account shall be payable in accordance with Section
4.1 to the Director's or former Directors' estate in full within thirty (30) days after commencement of the Year following the Year in which he dies. No designation of beneficiary or change in beneficiary shall be valid unless in writing signed by the Director and filed with the Secretary of the Company.

                                   ARTICLE V
                                 ADMINISTRATION

         5.1 The Company shall administer the Plan at its expense. All decisions made by the Company with respect to issues hereunder shall be final and binding on all parties.

         5.2 Except to the extent required by law, the right of any Director or any beneficiary to any benefit or to any payment hereunder shall not be subject in any manner to attachment or other legal process for the debts of such Director or beneficiary; and any such benefit or payment shall not be subject to alienation, sale, transfer, assignment or encumbrance.

                                   ARTICLE VI
                                AMENDMENT OF PLAN

         6.1 The plan may be amended, suspended or terminated in whole or in part from time to time by the Board except that no amendment, suspension, or termination shall apply to the payment to any Director or beneficiary of a deceased Director of any amounts previously credited to a Director's Cash Account or Stock Account.




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                                   APPENDIX A

                              Date: _______________


_______________________________________
Corporate Secretary
GTx, Inc.
_______________________________________


Dear Mr. ____________:

         Pursuant to the GTx, Inc. Directors' Deferred Compensation Plan, as amended to date (the "Plan"), I hereby elect to defer receipt of all or a portion of my Director's fees commencing _______________ and for succeeding calendar years commencing January 1, ______ in accordance with the percentages indicated below.

         I elect to have my Director's fees (and committee fees, if any) credited as follows (fill in appropriate percentages for options a, b and c, below.

         (a) ____________% of the aggregate Director's fees shall be credited to my Cash Account as defined in the Plan;

         (b) ____________% of the aggregate Director's fees shall be credited to my Stock Account as defined in the Plan;

         (c) ____________% of the aggregate Director's fees shall not be deferred, but shall be paid to me directly as they accrue.

         Further, I elect to receive the payment's pursuant to the Plan (check method desired, below):

                  ____________ in one lump sum
                  ____________ in ____________ equal annual installments

         Further, I understand that my Cash Account and Stock Account will become payable (i) within thirty (30) days after commencement of the Year following my retirement or separation from the Board or (ii) six months after such event, whichever is later. Notwithstanding the foregoing, no distributions shall be made under the Plan for a period of one year following any Change of Control of the Company (as determined in accordance with the Code and the Regulations).

         In the event of my death prior to receipt of all or any balance of my Cash Account and/or Stock Account, I designate _________________ as my beneficiary to receive the funds so accumulated.


                                       Very truly yours,



                                   Appendix A